FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 under

the Securities Exchange Act of 1934

For the Quarterly Period ended March 31, 2010	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes	☐	No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 – N/A

Other Events

On June 2, 2010 AerCap Holdings N.V. filed its interim financial report for the quarter ended March 31, 2010.

This form 6-K is incorporated by reference into the Company’s form F-3 registration statement file no. 333-155194 and form S-8 registration statements file nos. 333-154416 and 333-165839, and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

Exhibits

99.1         AerCap Holdings N.V.’s interim financial report for the quarter ended March 31, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Klaus Heinemann
	Name:	Klaus Heinemann
	Title:	Authorized Signatory

Date: June 2, 2010

EXHIBIT INDEX

99.1                           AerCap Holdings N.V.’s interim financial report for the quarter ended March 31, 2010.